UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Acutus Medical, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
065111109
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed ROF II LLC OrbiMed Capital GP IV LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,881,953 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,881,953 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,881,953 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 7.7% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Includes (i) 2,648,386 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), (ii) 332,567 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”), and (iii) 3,901,000 Shares issuable upon the conversion of 3,901 Shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock may not be converted to that extent that, upon conversion, the number of Shares beneficially owned by the holder, together with its affiliates and any other person or entity with which the holder would constitute a Section 13(d) “group,” would exceed 4.9% of the total number of Shares then outstanding. As a result, notwithstanding the number of Shares reported, the Reporting Person disclaims beneficial ownership of the Shares issuable upon conversion of the Warrants and the Series A Convertible Preferred Stock.
(2)	This percentage is calculated based upon 34,607,593 Shares outstanding of Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed ROF II LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,949,589 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,949,589 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,589 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.7% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 572,247 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), (ii) 272,228 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”), and (iii) 1,105,114 Shares issuable upon the conversion of 1,105.114 Shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock may not be converted to that extent that, upon conversion, the number of Shares beneficially owned by the holder, together with its affiliates and any other person or entity with which the holder would constitute a Section 13(d) “group,” would exceed 4.9% of the total number of Shares then outstanding. As a result, notwithstanding the number of Shares reported, the Reporting Person disclaims beneficial ownership of the Shares issuable upon conversion of the Warrants and the Series A Convertible Preferred Stock.
(2)	This percentage is calculated based upon 34,607,593 Shares outstanding of Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021.

CUSIP No. 065111109

1		Names of Reporting Persons. OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,932,364 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,932,364 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,932,364 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 6.0% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 2,076,139 outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acutus Medical, Inc., a Delaware corporation (the “Issuer”), (ii) 60,339 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”), and (iii) 2,795,886 Shares issuable upon the conversion of 2,795.886 Shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock may not be converted to that extent that, upon conversion, the number of Shares beneficially owned by the holder, together with its affiliates and any other person or entity with which the holder would constitute a Section 13(d) “group,” would exceed 4.9% of the total number of Shares then outstanding. As a result, notwithstanding the number of Shares reported, the Reporting Person disclaims beneficial ownership of the Shares issuable upon conversion of the Warrants and the Series A Convertible Preferred Stock.
(2)	This percentage is calculated based upon 34,607,593 Shares outstanding of Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 13, 2021, which amount includes 332,567 Shares issuable upon the exercise of the Warrants.

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Statement”) supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2020 as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2021 (“Amendment No. 1”). This Statement relates to the common stock, par value $0.001 per share (the “Shares”) of Acutus Medical, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2210 Faraday Ave., Suite 100, Carlsbad, CA 92008.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “AFIB”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 23, 2021, the Issuer entered into an exchange agreement with each of OrbiMed Private Investments IV, LP (“OPI IV”) and OrbiMed Royalty Opportunities II, LP (“ORO II” and, together with OPI IV, the “OrbiMed Funds”), pursuant to which, on such date, OPI IV exchanged 2,795,886 Shares for 2,795.886 shares of the Issuer’s Series A Preferred Stock and ORO II exchanged 1,105,114 Shares for 1,105.114 shares of the Issuer’s Series A Preferred Stock.

The terms of the Series A Preferred Stock (i) provide that each share is convertible into 1,000 Shares at the option of the holder thereof (but subject to the beneficial ownership limitation described below), (ii) provide that each share is entitled to a de minimis liquidation preference of $0.001 per share, (iii) provide that the shares would not have any voting rights, and (iv) otherwise be substantially equivalent to the Shares. The ability of a holder to convert Series A Preferred Stock into Shares is prohibited to the extent that, upon such conversion, such holder, its affiliates and other persons whose ownership of Shares would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed 4.9% of the total number of shares of Common Stock then outstanding (provided that this limitation could be increased to 9.9% with respect to a particular holder of Series A Preferred Stock at such holder’s election upon 61 days advance written notice to the Issuer (the “Ownership Cap”), although the Reporting Persons do not anticipate that such an increase would be applicable to shares of Series A Preferred Stock beneficially owned by the Reporting Persons). In connection with the exchange of the Shares for the Issuer’s Series A Preferred Stock, each of the OrbiMed Funds agreed that its outstanding warrants to purchase Shares would not be convertible to the extent that, upon conversion, the holder, its affiliates and other persons whose ownership of Shares would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed the Ownership Cap.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed ROF II LLC (“OrbiMed ROF”), and OrbiMed Capital GP IV LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed ROF, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed ROF has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed ROF, and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in Item 1 of this Amendment No. 2 is incorporated herein by reference.

Item 4.  Purpose of Transaction

The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interests in Securities of the Issuer

(a) — (b) The following disclosure is based upon 34,607,593 outstanding Shares of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021.

As of the date of this filing, OPI IV, a limited partnership organized under the laws of Delaware, holds 2,076,139 Shares, constituting approximately 6.0% of the issued and outstanding Shares. In addition, OPI IV owns warrants to purchase 60,339 Shares, and 2,795.886 shares of Series A Preferred Stock that are convertible into 2,795,886 Shares. As OPI IV is prohibited from exercising the warrants and converting the Series A Preferred Stock unless the Ownership Cap would not be exceeded, OPI IV disclaims beneficial ownership of the Shares underlying the warrants and Series A Preferred Stock.s.  OrbiMed GP is the general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI IV.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI IV, caused OPI IV to enter into the agreements referred to in Item 6 below.

As of the date of this filing, ORO II, a limited partnership organized under the laws of Delaware, holds 572,247 Shares, constituting approximately 1.7% of the issued and outstanding Shares. In addition, ORO II owns warrants to purchase 272,228 Shares, and 1,105.114 shares of Series A Preferred Stock that are convertible into 1,105,114 Shares. As ORO II is prohibited from exercising the warrants and converting the Series A Preferred Stock unless the Ownership Cap would not be exceeded, ORO II disclaims beneficial ownership of the Shares underlying the warrants and Series A Preferred Stock.  OrbiMed ROF is the general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II, and OrbiMed Advisors is the managing member of OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed ROF.  As a result, OrbiMed Advisors and OrbiMed ROF share power to direct the vote and disposition of the Shares held by ORO II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by ORO II.  OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by ORO II.

In addition, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreements of ORO II, caused ORO II to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

The information set forth in Item 1 of this Amendment No. 2 with respect to the Exchange Agreement is incorporated herein by reference.

David P. Bonita (“Bonita”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Bonita may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Bonita is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI IV.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC.
2.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.
3.	Form of Exchange Agreement, dated as of August 23, 2021, among Acutus Medical, Inc., OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC, (incorporated by reference to Exhibit 10.2 to the Company’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021	ORBIMED ADVISORS LLC

	By:	/s/ Carl Gordon
Name: Carl Gordon
Title: Member

ORBIMED ROF II LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP IV LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed ROF II LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE III

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC.
2.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-239873) is incorporated herein by reference.
3.	Form of Exchange Agreement, dated as of August 23, 2021, among Acutus Medical, Inc., OrbiMed Advisors LLC, OrbiMed ROF II LLC, and OrbiMed Capital GP IV LLC, (incorporated by reference to Exhibit 10.2 to the Company’s Periodic Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2021)